FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending June 27, 2005

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: June 27, 2005                                            By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

         GlaxoSmithKline Announces Resupply of Paxil CR to US Market


London and Philadelphia (27 June 2005) - GlaxoSmithKline (GSK) announced today the availability of Paxil CR (paroxetine hydrochloride controlled release) tablets in pharmacies across the United States. Other markets will follow shortly thereafter.

GSK committed to resupplying pharmacies and wholesalers by mid-year after disruption of supply following the company's voluntary withdrawal of the product in February due to manufacturing issues. Both the company and the US Food and Drug Administration (FDA) agreed at the time that the manufacturing issues posed no significant safety issues for patients. GSK has identified the source of the manufacturing issues and has implemented revisions to those processes, as certified by a third party.

Paxil CR is approved for the treatment of major depressive disorder, panic disorder, social anxiety disorder and premenstrual dysphoric disorder.

With respect to Avandamet (rosiglitazone maleate/metformin hydrochloride) tablets, the Company anticipates resupplying the distribution channels within two weeks.


S M Bicknell
Company Secretary
27 June 2005


GlaxoSmithKline - one of the world's leading research-based pharmaceutical and health care companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.

Enquiries:

UK Media enquiries:                       Philip Thomson        (020) 8047 5502
                                          David Mawdsley        (020) 8047 5502
                                          Chris Hunter-Ward     (020) 8047 5502
                                          Alice Hunt            (020) 8047 5502

US Media enquiries:                       Nancy Pekarek         (215) 751 7709
                                          Mary Anne Rhyne       (919) 483 2839
                                          Patricia Seif         (215)  751 7709

European Analyst/Investor enquiries:      Duncan Learmouth      (020) 8047 5540
                                          Anita Kidgell         (020) 8047 5542
                                          Jen Hill              (020) 8047 5543

US Analyst/ Investor enquiries:           Frank Murdolo         (215) 751 7002
                                          Tom Curry             (215) 751 5419

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                             Director's Interests


I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


20 June 2005                  The  Administrators  of the  SmithKline  Beecham
                              Employee Benefit Trust ("the Trust") notified the Company on 27 June 2005 that 2,495 Ordinary shares in the Company had been sold on behalf of a participant in the GlaxoSmithKline Bonus
                              Investment Plan at a price of (pound)13.3035 per share.

                              The Administrators of the Trust also notified the Company on 27 June 2005 that 3,535 Ordinary shares had been transferred from the Trust to a participant in the GlaxoSmithKline Bonus Investment Plan.

20 June 2005                  The Administrators of the Trust also notified the
                              Company on 27 June 2005 that 2,958 Ordinary shares in the Company had been sold on behalf of a participant in the GlaxoSmithKline Annual
                              Investment Plan at a price of (pound)13.3035 per share.

                              The Trust also notified the Company on 27 June 2005 that 4,193 Ordinary shares had been transferred from the Trust to participants in the GlaxoSmithKline Annual Investment Plan.


The Trust is a discretionary fund of which all non US employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. One of the Company's directors, Mr J S Heslop is therefore interested in the shares held in the fund from time to time in the same way as other non US employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

27 June 2005

                            Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

24 June 2005                Abacus (GSK)  Trustees  Limited,  as trustee of the
                            GlaxoSmithKline Employee Trust, ("the GSK Trust"), transferred 6,328 Ordinary Shares in the Company to participants in the SmithKline Beecham Employee
                            Share Option Plan 1991.

The Company was advised of these transactions on 27June 2005.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Three of the Company's directors, Dr J-P Garnier, Dr T Yamada and Mr J S Heslop, are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary

27 June 2005